

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

Via E-mail
Edwin M. Starrs
Chief Executive Officer
MyECheck, Inc.
2600 E. Bidwell Street, Ste. 140
Folsom, CA 95630

Re: MyECheck, Inc.
Registration Statement on Form 10
Filed October 27, 2014
File No. 000-55296

Dear Mr. Starrs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Your registration statement will become effective by operation of law 60 days from the date it was filed, at which time you will be required to begin filing all of the reports mandated by Section 13 of the Exchange Act. If the review process has not been completed before this date, you should consider withdrawing the registration statement to prevent it from becoming effective, and re-filing it at such time as you are able to respond to any remaining issues or comments.

2.   You do not appear to have signed the registration statement. Please amend your filing to include the signatures required by Form 10. Refer to General Instruction D of Form 10.

3.   With respect to every third-party statement in your prospectus, such as the Intuit.com survey, please provide us with the relevant portions of the research reports and articles you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your

prospectus. Please tell us whether any of the materials were prepared for you, and if so, please disclose this fact.

4.   You state on page 4 that you "will be launching mobile payment applications in early 2015." Similarly, on page 8 you state that you "will be launching new products in the coming weeks and months." Please revise here and throughout to ensure that claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.

5.   Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions as they relate to your business. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions, or remove them from the filing. For example, please provide support for the following:

- "MyECheck works with more consumers, with the ability to guarantee payments at rates lower than non-guaranteed card processing rates," on page 4;
- "G-Pay service is the only fully electronic payment service for the Government," on page 5;
- "G-Pay saves time and money for any government entity;" on page 5;
- "MyECheck provides faster funds clearing than cards or ACH," on page 6; and
- "The Company's fully electronic check service offers the fastest, safest and lowest cost method of loading money onto mobile wallets," on page 6.

6.   On page 30, you refer to a "re-launch" of the company, yet we are unable to locate disclosures elsewhere in the filing describing such an event. Please advise.

7.   Expand your Business Summary to disclose that your company previously had securities registered under the Exchange Act, and briefly discuss the circumstances that led you to terminate such registration in 2012.

Business Summary

About Check21, page 3

8.   You disclose on page 3 that you changed your domicile to Wyoming in 2012. Accordingly, please revise the references on the prior page to you as a Nevada corporation as well the reference on page 30 to Nevada law.

9.   We note your summary of "Check 21," and the description of its basic provisions. Please revise your discussion of this law to discuss its impact on your current business opportunity. Also, expand your disclosure to discuss the current competitive landscape resulting from this law.

Summary History of MyECheck, page 3

10.	You state that you "do image cash letter deposits with JP Morgan Chase and Bank of America … [and] that there is no direct contractual relationship between [you] and Chase." Please tell us whether you have any direct contractual relationship with Bank of America; if not, clearly disclose this fact.

11.	You state that you have been "steadily ramping up transaction volume" since 2007. Please provide us with quantitative data substantiating this disclosure, and tell us what consideration you gave to including such information in the registration statement.

The Services of MyECheck, page 4

12.	You state that you use patent pending technology to generate checks. Expand to briefly discuss the current status of your patent application in more specific terms.

Check Guarantee Service, page 4

13.	If you have agreements with check guarantee providers, please explain to us how you determined that you did not need to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits and revise the Business section to discuss the material terms of the agreements, including the duration.

Company Competition, page 5

14.	Please expand your disclosure to provide a more complete description of the competitive landscape within the discrete market in which you compete. Your current disclosure addresses general competition for electronic payments, but does not appear to specifically discuss the extent of competition within the electronic check service market. Accordingly, provide a description of the extent to which other, non-ACH, electronic check alternatives exist.

E-commerce & the Mobile Payments Industry, page 6

15.	You discuss certain of the shortcomings of other payment industry options. In order to provide balanced disclosure, please expand to discuss the benefits, if any, of ACH transactions relative to your offerings. For example, discuss the benefits of NACHA operating rules, or tell us why you believe such discussion is unnecessary.

Federal Reserve Proposed New Rule, February 4, 2014, page 6

16.	Please refocus your disclosure on the potential opportunities and risks, if any, related to the proposed Federal Reserve rule. Ensure that your discussion focuses on the impact to your business rather than a recitation of the proposal. Also, to the extent that you cite to commenters that supported the proposal, please balance such disclosure with summaries of any contrary views.

<u>Summary of the Invention, page 7</u>

17.   You appear to summarize a US Patent. Please revise to explain more clearly what patent you are referring to, the identity of the patent holder(s), and how it is relevant to your business.

<u>Leases, page 8</u>

18.   It appears that you do not plan to file as exhibits any agreements with the third parties that host your network operating centers and for your headquarters lease. If you have entered into agreements in this regard, please explain to us how you determined that you did not need to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits.

<u>Software Development, page 8</u>

19.   You state that you utilize independent contractors for software development. Please tell us whether you have entered into any agreements with such contractors governing the ownership of any resulting intellectual property.

20.   Expand your disclosure to briefly explain the meaning of SOAP and REST. Although you disclose what these acronyms stand for, they appear to require a more complete explanation.

<u>Business Partners, page 9</u>

21.   You reference agreements that are no longer in effect under the heading "Business Partners." Please refocus your disclosure on your current client base and its characteristics. Discussion of agreements that are no longer in effect does not appear to provide meaningful insight into your current prospects.

22.   You state that in 2014 GreenPay, LLC, selected you to provide a comprehensive processing solution. Please expand your disclosure to describe the subsequent acquisition of GreenPay, LLC. Such information appears necessary to alert investors that GreenPay, LLC is no longer one of your clients.

<u>Risk Factors, page 10</u>

<u>General</u>

23.   Your risk factor headings appear vague or generic and do not appear to succinctly state the risks that result from the identified facts and uncertainties. Please revise accordingly.

24.   On page 24, you state that your officers devote time to other projects. Please add a risk factor alerting investors to this fact, to the extent it presents a material risk to the company, and state whether you have adopted conflict of interest policies to govern any conflicts that may arise.

Financial Risk

25.   Revise the risk factor to describe clearly and succinctly your current liquidity position and needs. Ensure that such discussion provides quantitative information pertaining to your capital needs within the next 12 months and the length of time your existing capital resources will sustain your operations.

Management and Potential Growth, page 12

26.   You state that your "management team has successfully grown other companies." This mitigating disclosure is inappropriate in the context of the risk factor discussion. Please revise accordingly.

Management's Discussion and Analysis or Plan of Operation, page 12

General

27.   Tell us what consideration you gave to discussing material challenges faced by the company, for example, those resulting from your stated reliance on the license granted by your CEO, and the lack of any fixed royalty terms beyond one year.

Results of Operations

Eight-months ended August 31, 2014 and 2013, page 16

28.   You state that you had revenue in the amount of $752,075 and $6,054 from continuing operations in the eight-months ended August 31, 2014 and 2013, respectively. This description appears to be a recitation of the changes in line items evident from your financial statements. Please revise your disclosures to focus on the primary drivers of revenue growth. Also, ensure that you quantify the extent to which each driver impacted revenue growth throughout this section.

Liquidity and Capital Resources, page 18

29.   Expand your disclosures to state the minimum number of months that you expect to be able to conduct your planned operations using currently available capital resources and the minimum amount needed to fund 12 months of operations.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 21

30.   You do not appear to have provided the identity of the natural persons that exercise the sole or shared voting and dispositive powers for securities owned by Seven Mile Securities or Titan International Securities, Inc. Please revise to provide this information.

31.   You have identified Cede & Co. as beneficially owning 26.76% of your common shares. Cede & Co. is the nominee name for the Depositary Trust Company, a depositary that holds shares of

record for banks, brokers and institutions. The disclosure required by Item 403 of Regulation S-K should identify beneficial holders of securities consistent with the determination of beneficial ownership rules in 13d-3 of the Exchange Act, not record holders. Please revise accordingly, or advise.

Directors and Executive Officers, page 22

32. We note that the biographical information for your directors and officers has a promotional tone. Please revise to eliminate this tone, and to ensure that you have provided support for each claim included in this section.

33. Please revise the biographical sketches to provide chronologically complete histories of prior employment for a period of not less than five years. See Item 401(e) of Regulation S-K. The current disclosures do not consistently state when the prior positions where held.

Certain Relationships and Related Transactions, page 25

34. On page 12, you discuss your reliance on a license with you CEO. Similarly, on page 10, you refer to the licensing agreement with as a contract with a "related party." Please tell us what consideration you have given to providing related party disclosure regarding these transactions pursuant to Item 404 of Regulation S-K.

Legal Proceedings, page 25

35. Please ensure that your disclosure in this section provides all of the information called for by Item 103 of Regulation S-K with respect to all material legal proceedings discussed, including the other parties involved, a description of the underlying factual basis, and the relief sought. For example, you state that on October 10, 2014, you filed a complaint in Sacramento, California, for breach of contract, yet you do not identify the parties involved or the amount of the claim. Please revise to provide this information.

Recent Sales of Unregistered Securities, page 26

36. Please expand your disclosures to identify the exemption from registration relied upon for each transaction and the facts relied upon to make the cited exemption available. With respect to any unregistered sales made in reliance on the exemption provided by Section 4(2) of the Securities Act, please disclose whether the purchasers were accredited or sophisticated with access to information. Refer to Item 701 of Regulation S-K.

Exhibits

37. Although you are not yet required to file current reports pursuant to Section 13 of the Exchange Act, we note that you filed a current report on Form 8-K on October 31, 2014, announcing the entry into a line of credit with TCA Fund Management Group. Please file the line of credit agreement as an exhibit to the Form 10, and ensure that you provide appropriate disclosure regarding this agreement in the filing. In addition, please provide the disclosure called for by

Item 10 of Form 10 and Item 701 of Regulation S-K with respect to the unregistered issuance of common stock to TCA described in the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy provided to satisfy Rule 472(a) is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submissions of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser